

Mail Stop 3030

January 9, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Drew Moyer
Chief Financial Officer
Technitrol, Inc.
1210 Northbrook Drive, Suite 470
Trevose, PA 19053

  Re: Technitrol, Inc.
    Form 10-K for the Fiscal Year Ended December 28, 2007
      Filed February 26, 2008
    File No. 001-05375

Dear Mr. Moyer:

  We have reviewed your filings and your response letter dated December 19, 2008 and we have the following comment. Where indicated, we think you should revise your documents in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 28, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Critical Accounting Policies, page 21

1.   We note your response to our prior comment 4. In order to further enhance an investors understanding of your impairment testing, please revise this disclosure in future filings to include a quantitative description of the significant assumptions used in your evaluation and a sensitivity analysis of those assumptions based upon reasonably likely changes to your estimates.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief